HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

04 FEB 17 AM 7:21

04012816

SUPPL

Our Ref: PD/sl/L5346

10 February, 2004.

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

BY DHL.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Ladies and Gentlemen,

**Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.**

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Director Shareholding. Announcement dated 13 January, 2004.

2. Holding in Company. Announcement dated 20 January, 2004.

3. Directorate Change. Announcement dated 23 January, 2004.

4. Trading Update. Announcement dated 3 February, 2004.

5. Result of AGM. Announcement dated 4 February, 2004.

dlw 2/17

6. Holding in Company. Announcement dated 10 February, 2004.

Very truly yours,

P. Dawes.
Group Company Secretary

Encl.

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Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	10:58 13 Jan 2004
Number	1577U

HENLYS
Group plc

RNS Number:1577U
Henlys Group PLC
13 January 2004

Henlys Group plc announces that one of its Directors, Mr G R W Gillespie, today acquired an interest in 10,000 (0.01%) ordinary shares in the Company at a price of 101.73 pence per share. Mr Gillespie's total interest in the Company's shares is 10,000 ordinary shares.

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04 FEB 17 AM 7:21

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	11:18 20 Jan 2004
Number	4235U

HENLYS Group plc

RNS Number:4235U
Henlys Group PLC
20 January 2004

Holding in Company.

Henlys Group plc has today been advised by J P Morgan Securities Ltd on behalf of J P Morgan Chase & Co. and its subsidiaries that following the purchase of 401,410 (0.53%) ordinary shares of 25 pence each in the Company, J P Morgan Chase & Co. now has an aggregate interest in 8,401,029 (11.03%) shares.

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Company	Henlys Group PLC
TIDM	HNL
Headline	Directorate Change
Released	14:30 23 Jan 2004
Number	5874U

HENLYS
Group plc

RNS Number:5874U
Henlys Group PLC
23 January 2004

Henlys Group advises that, as referred to in prior announcements and in the Company's Annual Report and Financial Statements for the year ended 30 September 2003, Mr B A C Chivers has today retired as a Director and Finance Director of the Company.

With immediate effect Mr Bill Gillespie takes up the position of Finance Director in line with the announcement made on 1 December 2003 when he was appointed Finance Director (designate).

This information is provided by RNS
The company news service from the London Stock Exchange

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HENLYS Press Release

Date: 3 February 2004

Contact: Allan Welsh - Chief Executive
Bill Gillespie - Finance Director
Henlys Group plc
Telephone: 020 8953 9953

Trading Update

Henlys Group plc announces that earnings this year are expected to be substantially below current market forecasts, mainly as a result of delays in Blue Bird's recovery. The main factors affecting Blue Bird results are:

- Order intake for new commercial bus, coach and motorhome products increasing at a slower rate than expected.
- Lower overhead recoveries as a result of component outsourcing and inventory reduction measures aimed at maximising cash generation.
- Reduced margin on delivery of some school buses manufactured at the time of high re-work in the North Georgia plant.

Although earnings for the rest of the Group are forecast to be only marginally behind expectations, the above Blue Bird issues could result in a reduction of around £20m in Group operating profit for the year.

Stringent cost reduction actions are underway in Blue Bird, and employee numbers have been reduced by over 30% in the first quarter. Also, the projects to streamline and modernise manufacture of school buses at North Georgia and Fort Valley are progressing as planned, with the first buses delivered in January demonstrating excellent quality standards. These cost reductions and efficiency gains will contribute to the improved financial performance projected for the second half of this year.

Despite the lower 2004 earnings forecast, the stronger working capital management at Blue Bird should enable the Group to operate within the previously anticipated cash requirements.

The Group is keeping its lenders informed of the position and is in continuing discussions.

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HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Result of AGM
Released	15:13 4 Feb 2004
Number	0206V

RNS Number:0206V
Henlys Group PLC
04 February 2004

Contact: Peter Dawes, Group Company Secretary
Henlys Group plc
Telephone: 020 8953 9953

Result of AGM

Henlys Group plc is pleased to announce that each of the resolutions proposed at its Annual General Meeting today were approved. The resolutions approved were as follows:-

1. Adoption of the Annual Report and Financial Statements for the year ended 30 September 2003.
2. Adoption of the Board Report on Directors' Remuneration.
3. Re-appointment of Deloitte & Touche LLP as auditors.
4. Re-appointment of Mr C. I. Cowan as a director.
5. Re-appointment of Mr T. A. Welsh as a director.
6. Re-appointment of Mr J. D. Bust as a director.
7. Re-appointment of Mr G. R. W. Gillespie as a director.
8. Re-appointment of Mr C. J. S. Woodwark as a director.
9. Granting of a Section 80 general authority to allot shares.
10. Granting of a Section 95 authority to allot shares for cash.
11. Granting of an authority to make market purchases of the Company's own shares.

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HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	11:48 10 Feb 2004
Number	2182V

RNS Number:2182V
Henlys Group PLC
10 February 2004

Holding in Company.

Henlys Group plc has today been advised that Aegon UK plc Group of Companies no longer has a notifiable interest in the Ordinary Shares of the Company.

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